

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 17, 2007

Via U.S. mail and facsimile

Mr. Vlado P. Hreljanovic
Chief Executive Officer
Juniper Group, Inc.
20283 State Road, Suite 400
Boca Raton, FL 33498

       Re: **Juniper Group, Inc.**
             Amendment No. 5 to Registration Statement on Form SB-2
             Filed March 20, 2007
             File No. 333-131730

Dear Mr. Hreljanovic

       We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 14 – Business Segment Information, page F-19

1. We have reviewed your response to comment 13. You disclose corporate and other expenses of $1,307,396 in 2006 and $3,161,352 in 2005. Since these amounts are material in relation to your operating loss for 2006 and 2005, please disclose and quantify the types of expenses included in the corporate and other line item. Please also disclose whether any of the expenses included in corporate and other are classified as selling, general and administrative expenses in your statement of operations.

Note 17 – Restatements, page F-20

2. In note 15 you disclose a net loss of $871,037 in your second quarter of 2005. However, you disclosed restated net income of $869,516 in your second quarter of 2005. There appears to be a similar discrepancy with respect to the third quarter of 2005. Please revise to ensure these amounts are consistent.

3. In note 15 you disclose basic and diluted net loss per share of $0.326 for 2005. However, you disclosed a restated basic and diluted net loss per share of $0.28 for 2005. Please revise to ensure these amounts are consistent.

4. In note 15 you disclose net losses in the first and second quarter that do not agree with the restated amounts per note 17. Please revise the amounts to ensure internal consistency.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Gregory Sichenzia
        Mr. Yoel Goldfeder
        Sichenzia Ross Friedman Ference LLP
        1065 Avenue of the Americas, 21st Floor
        New York, NY 10018